GRUPO
HERDEZ.

04030731

Jun, 10th, 2004.

Exemption Number: 82-3818

UNITED STATES SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFICE OF INTERNATIONAL CORPORATE FINANCE.
STOP 3-2.
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549.

SUPPL

12G32BR

In fulfillment of rule 12g3-2(b) attached you will find:

A) Copy of the notice of the Annual General Ordinary Meeting of Shareholders in English and Copy of it as it was published in the mexican newspapers "El Financiero" and "El Economista" on March 9th, 2004.
B) Copy of the minute of the meeting and list of attendance (in Spanish and English).
C) Annual report in Spanish and in English, including the Commissary's report an Financial Statementes.

Also attached you will find two copies of this letter, please sign or seal one and send it back to me through Federal Express by conntact us to our account number: 16113924-6.

If you have any questions regarding this matter, please do not hesitate to call me.

Yours faithfully,

CARMEN STRUCK CANO.
Legal Advisor.

PROCESSED
JUN 18 2004
THOMSON
FINANCIAL

dlw
6/17

C.c.p. HÉCTOR HERNÁNDEZ-PONS TORRES. - Grupo Herdez, S.A. de C.V.
EDGAR PIEDRA. – Bank of New York.
GERARDO CANAVATI MIGUEL - Grupo Herdez, S.A. de C.V.

GRUPO HERDEZ.

Jun, 10th, 2004.

Exemption Number: 82-3818

UNITED STATES SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFICE OF INTERNATIONAL CORPORATE FINANCE.
STOP 3-2.
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549.

In fulfillment of rule 12g3-2(b) attached you will find:

A) Copy of the notice of the Annual General Ordinary Meeting of Shareholders in English and Copy of it as it was published in the mexican newspapers "El Financiero" and "El Economista" on March 9th, 2004.
B) Copy of the minute of the meeting and list of attendance (in Spanish and English).
C) Annual report in Spanish and in English, including the Commissary's report an Financial Statementes.

Also attached you will find two copies of this letter, please sign or seal one and send it back to me through Federal Express by conntact us to our account number: 16113924-6.

If you have any questions regarding this matter, please do not hesitate to call me.

Yours faithfully,

CARMEN STRUCK CANO.
Legal Advisor.

C.c.p. HÉCTOR HERNÁNDEZ-PONS TORRES. - Grupo Herdez, S.A. de C.V.
EDGAR PIEDRA. – Bank of New York.
GERARDO CANAVATI MIGUEL - Grupo Herdez, S.A. de C.V.

GRUPO
HERDEZ

NOTICE OF THE ANNUAL GENERAL ORDINARY MEETING OF SHAREHOLDERS OF GRUPO HERDEZ, S.A. DE C.V..

According to clause eleven and twelve of the Company's by laws, and articles 181 and 182 of the General Law of Business Associations, and to the resolution taken by the Board of Directors in their meeting of February 24th, 2004, we convoke the shareholders of GRUPO HERDEZ, S.A. DE C.V. to the Annual General Ordinary Meeting of Shareholders that will take place March 25th, 2004 at 5:00 p.m. in the company's social domicile in Monte Pelvoux No. 215, Lomas de Chapultepec, 11000 México, Distrito Federal.

The meeting will be set with the following:

ORDER OF THE DAY:

1. Presentation, approval and if the case, modification of the report of the Board of Directors about the ongoing course of business of the Company from January 1st, to December 31st, 2003, in compliance with articles 172 and 181 of the General Law of Business Associations, including financial statements and the report of the Commissaries.
2. Study and approval, if the case, of the project of the application of results of the fiscal year from January 1st, to December 31st, 2003.
3. Designation or ratification, if the case, of the members of the Board of Directors and Commissaries of the company and determination of emoluments.
4. Determination of the maximum amount of resources that the Company can designate to buy shares for the fiscal year that ends December 31st, 2004, according to article 14-Bis 3 of the Mexican General Stock Market Law.
5. Designation of special delegates.

To have the right to attend and vote at the meeting, the shareholders must obtain the admission card at the address mentioned above by presenting to the Secretary the share certificates or the certificate of their deposit with S.D. Indeval, S.A. de C.V., or with any other credit institution, no later than 24 hours before the time of the meeting.

The shareholders may appear personally at the meeting or send their representative with the required power of attorney or designated according to the questionnaire established by the Company in compliance with article 14 Bis 3, fraction VI, section c) of the Mexican General Stock Market Law.

Mexico City, March 9th, 2004.

For the Board of Directors.

HÉCTOR HERNÁNDEZ-PONS T.
Secretary.

HERDEZ

GRUPO HERDEZ.

CONVOCATORIA

ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS

De conformidad con las Cláusulas Décimo Primera y Décimo Segunda de los Estatutos Sociales de la Sociedad y los Artículos 181 y 182 de la Ley General de Sociedades Mercantiles, mediante resolución adoptada por el Consejo de Administración de la Sociedad en su sesión celebrada el día 24 de febrero de 2004, se convoca a los accionistas de GRUPO HERDEZ, S.A. DE C.V., a la Asamblea General Ordinaria Anual de Accionistas, que se llevará a cabo el próximo día 25 de marzo de 2004 a las 17:00 horas, en el domicilio de la Sociedad, ubicada en: Monte Pelvoux No. 215, Lomas de Chapultepec, 11000 México, Distrito Federal.

La Asamblea de Accionistas se desarrollarán de conformidad con el siguiente:

ORDEN DEL DIA

1. Presentación y, en su caso, aprobación o modificación del informe del Consejo de Administración sobre la marcha de los negocios de la Sociedad durante el ejercicio social comprendido del 1° de enero al 31 de diciembre de 2003, a rendirse conforme a los Artículos 172 y 181 de la Ley General de Sociedades Mercantiles y que, por tanto, comprende estados financieros de la Sociedad y el dictamen de los Comisarios.
2. Estudio y, en su caso, aprobación del proyecto de aplicación de resultados por el *ejercicio comprendido del 1° de enero al 31 de diciembre de 2003.*
3. Designación o, en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración y Comisario de la Sociedad, y determinación de emolumentos.
4. Determinación del monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre de 2004, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.
5. Designación de delegados especiales.

Para tener derecho de asistir y votar en las asambleas, los Accionistas deberán recabar la tarjeta de admisión correspondiente, mediante la presentación al Secretario del Consejo de Administración, quien se localiza en el mismo domicilio antes indicado, de los Títulos definitivos o de las constancias que acrediten el depósito de sus acciones, ya sea en la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores o institución de crédito, a más tardar 24 horas antes de la hora fijada para la celebración de la Asamblea.

Los Accionistas podrán comparecer a la Asamblea personalmente o representados por su apoderado con poder general o especial, o designado mediante el formulario establecido por la Sociedad de conformidad con el inciso c) de la fracción VI del Artículo 14 Bis 3 de la Ley del Mercado de Valores.

México, D.F., a 9 de marzo de 2004.

Por el Consejo de Administración :

LIC. HÉCTOR HERNÁNDEZ-PONS TORRES

Secretario.

---

duty & tax free

LATINOAMERICANA DUTY FREE, S.A. DE C.V.

El suscrito, en mi carácter de Secretario de **LATINOAMERICANA DUTY FREE, S.A. DE C.V.**, (la "Sociedad") *por* acuerdo del Consejo de Administración en su sesión celebrada del día 18 de febrero de 2004 y con fundamento en el Artículo Décimo Tercero de los Estatutos sociales de la Sociedad en vigor, convoco a los accionistas de la Sociedad a asistir a la asamblea general ordinaria que se celebrará a las *10:00 horas del día 26 de marzo de 2004*, en las *oficinas de la Sociedad*, *ubicadas en Capitán Carlos* León S/N, Edificio C - Piso 2, Nueva Terminal Internacional del Aeropuerto de la Ciudad de México, Colonia Peñón de los Baños, 15620, México, Distrito Federal, para tratar los asuntos contenidos en el *siguiente:*

ORDEN DEL DIA

I. Aceptación de las renuncias presentadas por diversos miembros del Consejo de Administración de la Sociedad y, en su caso, nombramiento de nuevos miembros del Consejo de Administración de la Sociedad;
II. Ratificación, en su caso, de los demás miembros del Consejo de Administración de la Sociedad, así como del Comisario y del Secretario y sus respectivos suplentes.
III. Propuesta de remuneración a los miembros del Consejo de Administración de la Sociedad.
IV. Revocación y otorgamiento de poderes.
V. Designación de delegados especiales para formalizar las resoluciones de la asamblea.

Se recuerda a los accionistas de la Sociedad que para concurrir a la asamblea a la que se convoca, los accionistas deberán estar inscritos en el libro de registro de acciones de la Sociedad. Los accionistas de la Sociedad *podrán hacerse representar* en la asamblea a la que se *convoca por medio de apoderado* con poder general o especial para tal efecto, o por un representante designado mediante simple carta poder suscrita ante dos testigos. En ningún caso podrán representar a los accionistas de la Sociedad en la asamblea a la que se convoca los administradores, comisarios o empleados de la Sociedad.

México, Distrito Federal, a 9 de marzo de 2004.

(Firma)

Lic. Octavio Olivo Villa

Secretario

A nivel internacional

Tiene México potencial agroalimentario

LILIA GONZÁLEZ
El Economista

México cuenta con un gran potencial para diversificar su mercado agroalimentario, ya que sus productores tiene, la capacidad de cosechar productos sin alterarlos genéticamente, mismos que lo posicionan en el mercado internacional con grandes ventajas al presentar un costo 300% más baratos que los híbridos, afirmó Víctor Pascual, director de Alimentaria Exhibition.

Abundó que los productos mexicanos cuentan con la calidad y el nivel competitivo para colocarse en el mercado internacional, sin embargo, lo único que les falta es realizar alianzas para innovar productos acorde a la demanda o tendencias nutritivas.

El directivo de Alimentaria Exhibition de Barcelona, única feria que promueve al sector de alimentos y bebidas en México y España, comentó que el objetivo de ésta es que los proveedores del sector realicen negocios entre sí, intercambien experiencias e innoven sus productos de acuerdo a las tendencias de la globalización.

En Europa, dijo, existe gran interés y ofertas por atraer alimentos mexicanos y viceversa, penetrar nuevos productos para colocarlos en el mercado de Estados Unidos. Los productos alimenticios mexicanos con mayor demanda son los agrícolas frescos, los pescados, el pollo y algunas bebidas espirituosas como el tequila y mezcal, además de la cerveza, que es reconocida a nivel internacional.

Sin embargo, la falta de una campaña publicitaria y el marketing ha sido el factor que aún obstruye la colocación de este tipo de alimentos a nivel internacional, sostuvo Víctor Pascual.

El organizador de la Feria, misma que se llevará a cabo en junio próximo, comentó que en el segmento de la gastronomía hay cambios continuos y nuevas formas de alimentación, y la tendencia se enfoca hacia los productos naturales, bebidas energéticas y productos light, y es precisamente ahí, donde México tiene que explotar sus capacidades.

lgonzalez@economista.com.mx

Promoverán IMSS y Canirac derechos a trabajadores

El Instituto Mexicano del Seguro Social (IMSS) y la Cámara Nacional de la Industria de Restaurantes y Alimentos Condimentados (CANIRAC) promoverán de manera conjunta que sean respetados los derechos de los trabajadores, quienes deberán ser afiliados en su salario base de cotización de acuerdo a lo establecido en la Ley del Seguro Social y la Ley Federal del Trabajo.

La Cámara se comprometió a exhortar a las empresas que no estén afiliadas al IMSS para que regularicen su situación, debido a esto se espera que gran número de trabajadores reciban los beneficios que por ley les corresponden, afirmó el director de Incorporación y Recaudación del Seguro Social, José Antonio Alvarado Ramírez.

Además se facilitará a los patrones de esa industria el cumplimiento de sus obligaciones ante el Instituto, mientras que la CANIRAC difundirá entre sus agremiados el uso del Número Patronal de Identificación Electrónica para que puedan realizar sus movimientos afiliatorios a través de medios electrónicos para que reciban la Emisión Mensual Anticipada y paguen sus aportaciones.

Las acciones a emprender por ambas partes quedaron precisadas en el acuerdo de colaboración que firmaron el director general del IMSS, Santiago Levy, y el presidente nacional de la CANIRAC, ingeniero Rafael de Jesús Saavedra Álvarez.

Seguros Atlas, S.A.

"La Empresa a la medida"®

CONVOCATORIA

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

Por acuerdo del Consejo de Administración en sesión celebrada el 25 de Febrero del 2004, se convoca a los señores Accionistas de **SEGUROS ATLAS, S.A.** a la **Asamblea General Ordinaria** que se llevará a cabo el día ***martes 30 de Marzo del 2003, a las 12:00 horas*** en las oficinas de la Sociedad, ubicadas en la calle de Paseo de los Tamarindos No. 60 – 5°. Piso, Colonia Bosques de las Lomas en esta Ciudad, para tratar los asuntos contenidos en el siguiente:

ORDEN DEL DIA

I. Designación de Escrutadores.
II. Declaratoria de apertura de la Asamblea.
III. Presentación del informe del Consejo de Administración sobre las actividades desarrolladas durante el ejercicio 2003 y de los estados financieros de la Sociedad con números al 31 de Diciembre de 2003 previa lectura al informe del Comisario y resoluciones al respecto.
IV. Resoluciones sobre el proyecto del Consejo de Administración para la aplicación de los resultados obtenidos por la Sociedad.
V. *Designación o Ratificación de miembros* del Consejo de Administración y de Comisarios, propietarios y suplentes, por serie de acciones.
VI. Remuneraciones a los miembros del Consejo de Administración y de Comisarios, propietarios y suplentes.
VII. Designación de delegados especiales que den cumplimiento y formalicen las resoluciones tomadas por la Asamblea.
VIII. Redacción, lectura y aprobación en su caso, del Acta de la Asamblea.

Los Accionistas podrán asistir personalmente o hacerse representar por Apoderado mediante carta poder.

Para tener derecho a asistir a la Asamblea, no requerirán los Accionistas efectuar el depósito de sus acciones, ya que se acreditará la propiedad de las mismas con la inscripción que de ellas se tenga en el *Libro de Registro de Acciones que se lleva en la* Empresa.

México, D.F. a 4 de Marzo del 2004

LIC. JOSE LUIS MENDEZ LACARRA
Secretario del Consejo de Administración

Autoriza Sagarpa el ingreso de productos avícolas de EU

☐ La medida aplica sólo para 39 de sus 51 estados

La Secretaría de Agricultura (Sagarpa) anunció ayer la reanudación parcial de importaciones de productos avícolas procedentes de Estados Unidos. La medida involucra sólo a 39 de las 51 entidades de ese país.

Informó que México reabrirá sus fronteras a pastas de pollo y pavo, así como de muslo deshuesado de pavo —todos los cuales serán sometidos a procesos térmicos—, pues, dijo, "no generan prácticamente ningún riesgo para la salud humana ni para la salud animal".

El 24 de febrero, la Sagarpa puso en cuarentena los productos y subproductos avícolas de la Unión Americana debido a un brote de influenza aviar de alta patogenicidad en un condado de Texas.

La reapertura de importaciones excluye los trozos de pavo, muslo de pavo con hueso, pierna y/o pechuga de pavo con y sin hueso, y trozos o piezas de pollo con o sin hueso.

Asimismo, se mantiene la prohibición a las importaciones desde los estados de Texas, Maine, Virginia, Connecticut, Pennsylvania, Carolina del Norte, Virginia del Oeste, California, Delaware, Nueva Jersey y Maryland, donde hay presencia del virus de alta patogenicidad en el primer caso, y de baja patogenicidad en los diez restantes.

La Sagarpa dijo que, según análisis del Servicio Nacional de Sanidad, Inocuidad y Calidad Agroalimentaria (Senasica), los productos autorizados para entrar a México no son riesgosos porque "resultan de procesos de producción en los que se ha comprobado que no hay presencia de virus".

Sin embargo, determinó requisitos para las importaciones: entre ellos, que los productos provengan de corrales con resultados negativos a influenza aviar, mediante la prueba de precipitación en gel agar, además de proceder de animales sanos inspeccionados ante y *post mortem*, en establecimientos bajo control oficial.

Las aduanas autorizadas para recibir los productos son Tuxpan, Veracruz; Lázaro Cárdenas, Michoacán; Puerto Morelos, Quintana Roo; Ciudad Juárez, Chihuahua; Nogales, Sonora; Nuevo Laredo, Tamaulipas; Ciudad Reynosa, Tamaulipas; Colombia, Nuevo León; Mexicali y Tijuana, Baja California; San Luis Río Colorado, Sonora, y Manzanillo Colima. ☒

Estructural, el problema del desempleo, señala Coparmex

☐ Déficit de 3 millones 600 mil plazas en 3 años: Capem

- **Se disparó 20% la economía informal en el mismo lapso**
- **Canceló el sector servicios casi 50 mil puestos en enero**

Isabel Becerril

En los tres primeros años de gobierno no sólo no se crearon fuentes de trabajo, sino que se cancelaron al menos 500 mil plazas de trabajo formal y la economía informal, que ha sido la válvula de escape del desempleo en México, ha crecido al menos 20 por ciento, advierten analistas del sector privado.

Refieren que durante enero, en el sector servicios se cancelaron 49 mil 96 plazas de trabajo, de los cuales 38 mil 90 fueron exclusivos de la actividad comercial, en cambio, la industria sólo generó 29 mil 360 puestos de trabajo.

Según la Fundación para el Desarrollo Sustentable (Fundes), constituida legalmente en 1993 como sociedad civil por la Coparmex, la tasa de desempleo no ha superado 3.5 por ciento promedio desde 1997, esto, porque la economía informal y el autoempleo han sido las grandes válvulas de escape para los mexicanos que no encuentran empleo o lo han perdido.

El sector informal ofrece empleo a diez millones de mexicanos, 28.5 por ciento de la Población Económicamente Activa (PEA). Indica que en los últimos siete años lo que se observa es una pauperización laboral que se evidencia por una mayor parte de trabajadores que no pueden resolver sus necesidades en materia de salud, alimentación vivienda, educación y recreación, entre otras cosas.

Salarios bajos

En tanto, el Centro de Estudios Económicos del Sector Privado (CEESP) precisa que de los 41 millones de mexicanos que cuentan con un empleo, al menos la mitad no está en el sector formal.

Explica que ello se debe en gran parte a que las empresas micros, pequeñas y medianas emplean un buen número de trabajadores en condiciones de informalidad, porque, esto les permite pagar salarios más bajos, con costos de uso de la mano de obra menores y con mayor flexibilidad en cuanto al número de horas contratadas por semana. Por su parte, Alberto Equihua, director de análisis de la Confederación Patronal de la República Mexicana (Coparmex), aclaró que la palabra crisis sólo se puede emplear ante un cambio drástico de rumbo, pero como en México lo único que se ha visto, al menos en la última década, ha sido pérdida de plazas de trabajo o una mínima creación de éstas.

TASA GENERAL DE DESEMPLEO ABIERTO*

Enero de cada año



7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

* A partir de 2000 considera la cobertura actual de 32 áreas metropolitanas.

Fuente: INEGI.

Desde la óptica del especialista del sindicato patronal, el titular de la Secretaría del Trabajo está en lo correcto al señalar que el país no vive una crisis de empleo, más bien, tiene problemas estructurales en ese renglón.

En tanto, César Castro Quiroz, director de Análisis del Centro de Análisis y Proyecciones Económicas para México (Capem) asegura que el secretario del Trabajo, Carlos Abascal parece vivir en un México "mágico", donde el desempleo y los pobres no son aspectos que estén doliendo a la población y puedan generar problemas sociales en el país.

Anota que si las autoridades del trabajo están comparando el millón de empleos cancelados en 1995 con los 500 trabajos formales perdidos en el periodo 2001-2003, efectivamente en el país no existe crisis de desempleo.

Sin embargo, conforme transcurre el tiempo, tanto al gobierno como a las empresas se les dificulta cada vez más crear nuevas plazas de trabajo, lo que ha derivado en un déficit de tres millones 600 mil empleos sólo en los últimos tres años. ☒

ACTA DE LA ASAMBLEA **GENERAL ORDINARIA ANUAL DE ACCIONISTAS** DE **GRUPO HERDEZ, S.A. DE C.V.**, CELEBRADA EL DÍA **25 DE MARZO DEL AÑO 2004**, A LAS 17:00 HORAS EN EL DOMICILIO SOCIAL QUE LA SOCIEDAD TIENE UBICADO EN MÉXICO, D.F.

Presidió la Asamblea el señor Lic. Enrique Hernández-Pons Torres, en su calidad de Presidente del Consejo de Administración, fungiendo como Secretario el señor Lic. Héctor Hernández-Pons Torres, quien también lo es del Consejo de Administración, en presencia de los señores C.P. Francisco Javier Soní Ocampo y C.P. José Manuel Rincón Gallardo, Comisarios Propietarios de la Sociedad.

El Presidente propuso y la Asamblea por unanimidad de votos designó como Escrutadores a la Lic. Ma. del Carmen Struck Cano y al C.P. Pablo Lezama Vélez, quienes en el desempeño de sus funciones, procedieron a hacer el recuento de las acciones que poseen los accionistas presentes.

Verificado el cómputo de las acciones que poseen los accionistas presentes, de acuerdo con la lista de asistencia, se encontraron presentes 392´514,433 (trescientos noventa y dos millones, quinientos catorce mil cuatrocientos treinta y tres) acciones de las 421'980,663 (cuatrocientas veintiún millones novecientas ochenta mil seiscientas sesenta y tres) acciones con derecho a voto del capital social de la empresa, es decir, el 93.01 % (noventa y tres punto cero un por ciento), por lo que el Presidente declaró la asamblea legalmente instalada y válidos los acuerdos que en ella se tomen, de acuerdo a lo que establecen los Estatutos Sociales y la Ley General de Sociedades Mercantiles.

Acto seguido el Secretario dio lectura al siguiente:

ORDEN DEL DÍA.

1. Presentación y, en su caso, aprobación o modificación del informe del Consejo de Administración sobre la marcha de los negocios de la Sociedad durante el ejercicio social comprendido del 1° de enero al 31 de diciembre de 2003, a rendirse conforme a los Artículos 172 y 181 de la Ley General de Sociedades Mercantiles y que, por tanto, comprende estados financieros de la Sociedad y el dictamen de los Comisarios.
2. Estudio y, en su caso, aprobación del proyecto de aplicación de resultados por el ejercicio comprendido del 1° de enero al 31 de diciembre de 2003.
3. Designación o, en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración y Comisario de la Sociedad y determinación de emolumentos.
4. Determinación del monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2004, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.
5. Designación de delegados especiales.

Aprobado por unanimidad el Orden del Día, se procedió a su desahogo del cual se obtuvo el siguiente resultado:

PRIMERO. En el desahogo del primer punto del Orden del Día el Presidente en nombre del Consejo de Administración informó sobre las actividades y resultados del ejercicio comprendido del 1° de enero al 31 de diciembre de 2003, conforme a los artículos 172 y 181 de la Ley General de Sociedades Mercantiles.

Acto seguido el C.P. Francisco Javier Soní Ocampo procedió a leer el dictamen de los Comisarios de la sociedad, respecto del ejercicio social antes mencionado.

Por otra parte y en términos del inciso c) de la fracción IV del Artículo 14 Bis 3 de la Ley del Mercado de Valores y de la cláusula Vigésimo Quinta inciso a) de los Estatutos Sociales, el C.P. José Manuel Rincón Gallardo, hizo la presentación del informe del Comité de Auditoría del Consejo de Administración de la Sociedad.

Una vez presentados dichos informes, los accionistas presentes tomaron por unanimidad de votos el siguiente:

Acuerdo No. 1: Se tienen por presentados y aprobados tanto el informe del Consejo de Administración, como el dictamen de los Comisarios de la sociedad y el informe del Comité de Auditoría del Consejo de Administración de la Sociedad, incluyendo los Estados Financieros de la Sociedad, en términos de los artículos 166, 172 y 181 de la Ley General de Sociedades Mercantiles, del inciso c) de la fracción IV del Artículo 14 Bis 3 de la Ley del Mercado de Valores y

de la cláusula Vigésimo Quinta inciso a) de los Estatutos Sociales respecto de las operaciones del ejercicio que concluyó el 31 de diciembre de 2003.

SEGUNDO. En el desahogo de este segundo punto del Orden de Día, el Presidente sometió a la consideración de los señores accionistas el proyecto de aplicación de resultados del ejercicio comprendido del 1° de enero al 31 de diciembre de 2003, en los siguientes términos:

ESTADO DE RESULTADOS:

	(Pesos)
Utilidad antes de impuestos:	52'837,508.34
Impuesto Sobre la Renta (a favor):	(4'091,230.79)
Utilidad Neta:	56'928,739.13
Reserva Legal:	2'846,436.96
Utilidad después de Reserva Legal:	**54'082,302.17**

Expuesto lo anterior y conformes con la presentación, los señores accionistas decidieron por unanimidad de votos tomar el siguiente:

Acuerdo No. 2: Se aprueba el proyecto de aplicación de resultados del ejercicio comprendido del 1° de enero al 31 de diciembre del año 2003, en los términos expuestos.

TERCERO. En el desahogo de este punto del Orden del Día, el Secretario, presentó a consideración de los presentes, la planilla de los miembros del Consejo de Administración y Órganos de Vigilancia, que se han solicitado por la mayoría de los señores accionistas y que se pretende aprobar, para el próximo ejercicio social.

Expuesto lo anterior, y después de un amplio intercambio de impresiones, los señores accionistas tomaron por unanimidad de votos los siguientes:

Acuerdo No. 3: Se resuelve aprobar la planilla que presentó el Secretario del Consejo de Administración y de la Asamblea, en los términos expuesto, para que el Consejo de Administración y el Órgano de Vigilancia de la sociedad, quede integrado de la siguiente manera:

Consejeros Propietarios:

Héctor Hernández-Pons Torres.
Enrique Hernández-Pons Torres.
Flora Hernández-Pons de Merino.
Enrique Castillo Sánchez Mejorada.
Juan G. Mijares Dávalos.
Eduardo Ortíz Tirado Serrano
José Roberto Danel Díaz.
Esteban Malpica Fomperosa.
Luis Rebollar Corona.

Comisarios:

Propietarios	**Suplentes**
Francisco Javier Soní Ocampo.	José Alfredo Hernández Linares.
José Manuel Rincón Gallardo	C.P. Mario Fernández.

Acuerdo No. 4: Con el agradecimiento de la asamblea por los servicios que prestaron en beneficio de la sociedad, se aprueba la gestión de los señores Olympia Torres de Hernández-Pons, Carlos Autrey Maza, Luis Nieto Martínez, M. Ernesto Ramos Ortíz, Pedro G. Gracia Medrano Murrieta, Alejandro Martínez Gallardo, Pablo Lezama Vélez, Fernando Quiroz Robles, R. Andrew dePass, Fernando Ramos González de Castilla como Consejeros Propietarios y de Jorge Yañez Cervantes, Ángel Reyes Arias, Paulo Caldiera y Julio Serrano Castro Espinosa, como Consejeros Suplentes, al no haber sido reelectos, con las únicas salvedades de Ley, por lo que se le libera de cualquier responsabilidad futura que con motivo del desempeño de sus funciones hayan podido incurrir.

En consecuencia de lo anterior, devuélvaseles a dichos señores la caución con la que garantizaron su manejo en los términos de la Ley General de Sociedades Mercantiles.

Se hace constar que por informes recibidos en tal sentido, y para el caso de ser aceptado su nombramiento, los señores, Flora Hernández-Pons de Merino, Esteban Malpica Fomperosa, Mario Fernández y Luis Rebollar Corona, aceptaron su nombramiento y depositaron en la Tesorería de la sociedad, las garantías correspondientes para caucionar el desempeño de su nuevo cargo, en términos de lo dispuesto por la Ley General de Sociedades Mercantiles y por los estatutos sociales.

En cuanto a los demás miembros del consejo que se encontraban presentes, aceptaron su reelección y, por lo que se refiere a los ausentes, sus cargos se tuvieron por aceptados en virtud de informes recibidos en ese sentido para el caso de ser reelectos, así mismo continuarán en vigor las garantías otorgadas con anterioridad.

Por otra parte, y en relación con los emolumentos a pagarse a los miembros del Consejo de Administración y Comisario, los señores accionistas, por unanimidad de votos resolvieron:

Acuerdo No. 5: Se resuelve se continúe pagando como importe neto, a cada uno de los miembros del Consejo de Administración y Comisario de la sociedad, una moneda de $50.00 ORO, por asistencia a cada junta de Consejo de Administración.

CUARTO. En el desahogo del cuarto punto del Orden del Día, el Presidente en cumplimiento al Artículo 14 Bis 3 de la Ley del Mercado de Valores, propuso a los accionistas, aprobar como monto máximo de recursos que la Sociedad podrá destinar para la compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2004, la cantidad de $160'000,000.00 (CIENTO SESENTA MILLONES DE PESOS 00/100 M.N.) y siendo ésta una propuesta convincente, los señores accionistas decidieron por unanimidad de votos, tomar el siguiente acuerdo.

Acuerdo No. 6: Se resuelva aprobar la cantidad de $160'000,000.00 (CIENTO SESEMTA MILLONES DE PESOS 00/100 M.N.), como monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2004, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.

QUINTO. En el desahogo de este último punto del Orden del Día, los señores accionistas decidieron tomar por unanimidad de votos, el siguiente acuerdo:

Acuerdo No. 7: Se resuelve designar a los señores Héctor Hernández-Pons Torres y/o Maria del Carmen Struck Cano, y/o Edna Vargas Díaz, y/o Sofía Lorena Correa Méndez, para que en caso de ser necesario, conjunta o separadamente, acudan ante el notario público de su elección, para protocolizar el contenido de la presente acta, para que expidan las copias simples o certificadas que de la misma les fueran solicitadas y, para que en general, adopten cualesquiera medidas tendientes a que las resoluciones tomadas en esta asamblea, surtan plenos efectos en derecho.

No habiendo ningún otro asunto que tratar, el Presidente, después de un receso para la preparación y lectura de la presente acta, dio por terminada la Asamblea, firmándola para constancia junto con el Secretario y con los Comisarios.

ENRIQUE HERNÁNDEZ-PONS TORRES
Presidente

HÉCTOR HERNÁNDEZ-PONS TORRES
Secretario.

FRANCISCO JAVIER SONÍ OCAMPO
Comisario Propietario.

JOSÉ MANUEL RINCON GALLARDO.
Comisario Propietario.

Minute of the **GRUPO HERDEZ, S.A. DE C.V.**, General Ordinary Annual Shareholders' Meeting held in the social domicile in Mexico City at 5:00 pm on March 25, 2004.

Mr. Enrique Hernandez-Pons Torres, President of the Board presided the meeting, and Mr. Héctor Hernández-Pons Torres acted as Secretary, whom also is Secretary of the Board, being Francisco Javier Soní Ocampo and José Manuel Rincón Gallardo, Proprietary Commissaries of the board, present at this meeting.

The President and the members of the Board, after voting unanimously, appointed Miss Ma. del Carmen Struck Cano and Pablo Lezama Vélez as scrutinizers, whom proceeded to count the shares that the present shareholder's at the meeting own.

The scrutinizers accepted the appointment and informed that the shares that conform the social capital of the company where fully represented as follows:

After verifying the computation of the shares that the present shareholder's at the meeting own, and according to the assistance list of the meeting, 392´514,433 (three hundred ninety two million, five hundred fourteen thousand, four hundred thirty three) shares from the 421'980,663 (four hundred twenty one million, nine hundred eighty thousand, six hundred sixty three) shares of the social capital of the company that are voting stock where present, in other words 93.01 % (ninety three point cero one per cent); afterwards the President of the board declared the meeting legally installed and the agreements reached in it valid, according to the By Laws of the Company and the General Law of Business Associations.

The President of the Board read the following:

ORDER OF THE DAY:

1. Presentation, and if the case approval or modification of the report of the Board of Directors about the ongoing course of business of the Company in the fiscal year from January 1st, to December 31st, 2003, in compliance with articles 172 and 181 of the General Law of Business Associations, including the financial statements of the Company and the opinion of the Commissaries.
2. Study and approval, if the case, of the project of the application of results of the fiscal year from January 1st , to December 31st , 2003.
3. Designation or ratification, if the case, of the naming of the members of the Board of Directors and Commissary of the company and determination of emoluments.
4. Determination of the maximum amount of resources that the Company can designate to purchase shares for the fiscal year that ends December 31st, 2004, according to article 14 Bis 3 of the Securities Market Act.
5. Designation of special agents.

Once the members approved unanimously the Order of the Day, they discussed each point and agreed upon the following:

FIRST. Regarding the first matter of the Order of the Day the President informed about the activities and results of the fiscal year from January 1st, to December 31st, 2003, in compliance with articles 172 and 181 of the General Law of Business Associations.

Afterwards, Francisco Javier Soní Ocampo read the Commissary's report regarding the mentioned fiscal year.

On the other hand, according to section c), fraction IV of article 14 Bis 3 of the Securities Market Act and clause twenty five, section a) of the By Laws of the Company, José Manuel Rincón Gallardo, presented the report of the Auditing Committee of the Board of Directors.

Once concluded the presentation of the referred reports, the present stockholders unanimously agreed upon the following:

Decree No. 1: The Board of Directors, Commissariesy's and the Auditing Committee's reports, including the financial statements of the Company according to articles 166, 172 and 181 of the General Law of Business Associations and according to section c), fraction IV of article 14 Bis 3 of the Securities Market Act and clause twenty five, section a) of the By Laws of the Company, regarding the ongoing course of business of the Company in the fiscal year that ended December 31st, 2003, is approved in the terms that it was presented.

SECOND. According to the second issue of the Order of the Day, the President of the Board presented to the shareholders the following project of the application of results of the fiscal year from January 1st , to December 31st , 2003:

PROFIT AND LOSS STATEMENT.

	(Pesos)
Profit before taxes:	52'837,508.34
Internal revenue tax (profit):	(4'091,230.79)
Net Utilities:	56'928,739.13
Legal Reserve:	2'846,436.96
Profit after Legal Reserve:	**54'082,302.17**

After the presentation, the stockholders unanimously agreed upon the following:

Decree No. 2: The project regarding the application of results of the fiscal year from January 1st , to December 31st , 2003, was approved in the terms it was presented.

THIRD. Regarding the third matter of the Order of the Day, the Secretary presented to the shareholders the proposed list of the members of the Board and the vigilance committee, which was solicited by the majority of the shareholders, and if approved it shall be effective for the next fiscal year.

After discussing the matter, the shareholders unanimously agreed upon:

Decree No. 3: The following list of the members of the Board and the vigilance committee presented by the Secretary, was approved by the shareholders in the same terms as proposed:

Proprietary Members of the Board:

Héctor Hernández-Pons Torres.
Enrique Hernández-Pons Torres.
Flora Hernández-Pons de Merino.
Enrique Castillo Sánchez Mejorada.
Juan G. Mijares Dávalos.
Eduardo Ortíz Tirado Serrano
José Roberto Danel Díaz.
Esteban Malpica Fomperosa.
Luis Rebollar Corona.

Commissaries:

Proprietary	**Substitute**
Francisco Javier Soní Ocampo.	José Alfredo Hernández Linares.
José Manuel Rincón Gallardo	C.P. Mario Fernández.

Decree No. 4: The shareholders thanked and approved, as they where not reelected, the administration of Olympia Torres de Hernández-Pons, Carlos Autrey Maza, Luis Nieto Martínez, M. Ernesto Ramos Ortíz, Pedro G. Gracia Medrano Murrieta, Alejandro Martínez Gallardo, Pablo Lezama Vélez, Fernando Quiroz Robles, R. Andrew dePass and Fernando Ramos González de Castilla as Proprietary Commissaries and of Jorge Yañez Cervantes, Ángel Reyes Arias, Paulo Caldiera and Julio Serrano Castro Espinosa, as Substitute Commissaries, liberating them from any future responsibilities in which they might have incurred in their administration.

In reason of the above, it was agreed to return to the mentioned persons the securities with which they guarantied their duties according to the General Law of Business Associations.

According to the reports received in this respect, and if their appointments are approved, Flora Hernández-Pons de Merino, Esteban Malpica Fomperosa, Mario Fernández and Luis Rebollar Corona, accepted their appointment and deposited in the Company's Treasury the corresponding security in order to guarantee their new administration according to the General Law of Business Associations.

As for the rest of the members of the Board that were present, they accepted their reelection and, the appointments of the absent members where considered accepted due to reports received previously that indicated their acceptance in case of being reelected; the securities that they deposited previously will continue to be applicable.

Regarding the emoluments that shall be paid to the members of the Board and Commissary, the shareholders agreed upon the following:

Decree No. 5: A $50.00 peso gold coin will continue to be paid to each member of the Board at each meeting they assist.

FOURTH. According to the fourth matter of the Order of the Day, the President in compliance with article 14 Bis 3 of the Securities Market Act, proposed to approve as the maximum amount of resources that the Company can designate to purchase shares for the fiscal year that ends December 31st, 2004, the amount of $160'000,000.00 (One hundred sixty million pesos 00/100 M.N.); reaching the following:

Decree No. 6: The maximum amount of resources that the Company can designate to purchase shares for the fiscal year that ends December 31st, 2004, in compliance with article 14 Bis 3 of the Securities Market Act, is $160'000,000.00 (One hundred sixty million pesos 00/100 M.N.).

FIFTH. In the fifth and last issue of the Order of the Day, the shareholders unanimously agreed upon the following:

Decree No. 7: Héctor Hernández-Pons Torres and/or Maria del Carmen Struck Cano, and/or Edna Vargas Díaz, and/or Sofía Lorena Correa Méndez are designated and authorized to have the Notary Public of their election notarize this minute, and to issue the simple and certified copies required, and in general to adopt any and all measures so that the resolutions adopted in this meeting are legally executed.

Because their was no other matter to discuss, the meeting was temporary suspended for the elaboration of this minute, which was read and signed by the President, Secretary and Commissaries.

ENRIQUE HERNÁNDEZ-PONS TORRES
President

HÉCTOR HERNÁNDEZ-PONS TORRES
Secretary

FRANCISCO JAVIER SONÍ OCAMPO
Proprietary Commissary.

JOSÉ MANUEL RINCON GALLARDO.
Proprietary Commissary.

LISTA DE ASISTENCIA DE LA **ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS** DE **GRUPO HERDEZ, S.A. DE C.V.**, CELEBRADA EL DÍA **25 DE MARZO DE 2004**, A LAS 17:00 HORAS, EN SU DOMICILIO SOCIAL.
✡✡

ACCIONISTAS: **ACCIONES:**

(01)________________________________ **1'740,654**
ENRIQUE HERNÁNDEZ-PONS TORRES.
R.F.C.: HETE-510626 911

(02)________________________________ **1'740,654**
HÉCTOR HERNÁNDEZ-PONS TORRES,
R.F.C.: HETH-550803 TD5,

(03 a 06)________________________________ **227'368,575**
HECHOS CON AMOR, S.A. DE C.V.,
R.F.C.: HAM-820607-VC0
OLYMPIA TORRES DE HERNÁNDEZ-PONS.
R.F.C.: TOOO-231227-TI1
OLYMPIA HERNÁNDEZ-PONS TORRES
R.F.C.: HETO-650831-RZ1,
FLORA HERNÁNDEZ-PONS DE MERINO
R.F.C.: HETF-460323-E93
MARCELA HERNÁNDEZ-PONS TORRES
R.F.C.: HETM-481030-AE3.
Representadas por: Ma. del Carmen Struck Cano.

(08)________________________________ **20,000**
INVERSORA BURSÁTIL, S.A. DE C.V. CASA DE BOLSA,
GRUPO FINANCIERO INBURSA.
R.F.C.: IBC-920409-F55
Representada por: Gerardo Camargo Robles.

(09)________________________________ **1'919,200**
IXE CASA DE BOLSA, S.A. DE C.V., IXE GRUPO FINANCIERO.
R.F.C.: ICB-950503-QH4
Representada por: Carlos Jiménez Quiñónez y/o Héctor Forte Mendoza.

(09)________________________________ **176,404**
BANCO NACIONAL DE MÉXICO, S.A.
INTEGRANTE DEL GRUPO FINANCIERO BANAMEX, S.A. DE C.V.
R.F.C.: BNM-840515-VB1
Representada por: Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Juan Merlos Estrada y/o Ricardo Velásquez López y/o Ana Paula Suárez Covian y/o Francisco Kenneth de Gortari Ochoa y/o Cecilia del Castillo Soltero y/o Claudia Medina Ruiz y/o Eduardo Estrada López y/o Ernesto Rosales Carvajal y/o Stephaan Peeters Mollet y/o Manuel Zapata Ramírez y/o Omar Saavedra Sánchez y/o Omar Yadid Taboada y/o Rafael Pablo Urquía y/o Juan Manuel Márquez González y/o Esteban Polidura Frohmader y/o Lidia Padilla Sánchez y/o Alan Thomas Macias Dowling y/o Ricardo López Sánchez.

(10)________________________________ **150,830**
HSBC CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO HSBC
R.F.C.: HMI950125KG8
Representada por: Mauro R. Zepeda Mauleon y/o Ma. Del Carmen Mugia Duran.

Grupo Herdez, S.A. de C.V.
Lista de asistencia. Marzo, 25 de 2004
Asamblea General Ordinaria Anual de Accionistas.

hoja 2

(11)________________________ **42,900**
VECTOR CASA DE BOLSA, S.A. DE C.V.
R.F.C.: VCB870729 PH6
Representada por: Alberto Gaspar Quijano Paredes.

(12)________________________ **3'653,800**
RICARDO AMTMANN AGUILAR.
ACCIONES Y VALORES DE MÉXICO, S.A. DE C.V. CASA DE BOLSA.
R.F.C.: AVM-760909-UKO
Representada por: Carlos Jíménez Quiñonez y/o Héctor Forte Mendoza.

(13)________________________ **132'619,633**
BANCO NACIONAL DE MÉXICO, S.A. FIDUCIARIOS Nos.: 11776-3, 13037-9, / 14028-5 / 14029-3 / 14473-6 / 13035-2 / 13034-4 / 13036-0
ACCIONES Y VALORES DE MÉXICO, S.A. DE C.V. CASA DE BOLSA.
R.F.C.: AVM-760909-UKO
Representada por: Javier Orvañanos Lascurain y/o Ileana Palestino Castro y/o Ricardo Velásquez López y/o Ana María Míreles Torres.

(14)________________________ **28'674,783**
ACCIONES Y VALORES DE MÉXICO, S.A. DE C.V. CASA DE BOLSA.
R.F.C.: AVM-760909-UKO
Representada por: Javier Orvañanos Lascurain y/o Ileana Palestino Castro y/o Ricardo Velásquez López y/o Ana María Míreles Torres.

TOTAL: 392'514,433

%: 93.01

Los suscritos designados Escrutadores para esta Asamblea, habiéndose realizado el escrutinio correspondiente y habiendo formulado la lista de asistencia de las personas presentes en este acto, **C E R T I F I C A N** : que se encuentra representado el 93.01 % de 421'980,663 acciones con derecho a voto del capital social de Grupo Herdez, S.A. de C.V., en la forma arriba indicada.

México, D. F. a 25 de marzo de 2004.

E S C R U T A D O R E S :

MA. DEL CARMEN STRUCK CANO

PABLO LEZAMA VELEZ

ENRIQUE HERNÁNDEZ-PONS TORRES.
Presidente

HÉCTOR HERNÁNDEZ-PONS TORRES.
Secretario.

C.P. FRANCISCO JAVIER SONÍ OCAMPO.
Comisario.

C.P. JOSÉ MANUEL RINCÓN GALLARDO
Comisario.